

June 11, 2015

Prashanth Mahendra-Rajah
Chief Financial Officer
WABCO Holdings Inc.
Chaussee de Wavre, 1789
1160, Brussels Belgium

      Re: **WABCO Holdings Inc.**
              Form 10-K for the Year Ended December 31, 2014
              Filed February 19, 2015
              File No. 001-33332

Dear Mr. Mahendra-Rajah:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief